UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Mattress Firm Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W 106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons Mattress Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,399,952*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,399,952*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,399,952*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 66.3%**

12.	Type of Reporting Person (See Instructions) OO

*                                         See Item 4 below.

**                                  Based on 33,768,828 shares of Common Stock outstanding as of December 21, 2011, as reported in the Quarterly Report on Form 10-Q for quarterly period ended November 1, 2011 filed by the Issuer on December 22, 2011.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons J.W. Childs Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,399,952*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,399,952*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,399,952*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 66.3%**

12.	Type of Reporting Person (See Instructions) PN

*                                         See Item 4 below.

**                                  Based on 33,768,828 shares of Common Stock outstanding as of December 21, 2011, as reported in the Quarterly Report on Form 10-Q for quarterly period ended November 1, 2011 filed by the Issuer on December 22, 2011.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons J.W. Childs Advisors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,399,952*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,399,952*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,399,952*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 66.3%**

12.	Type of Reporting Person (See Instructions) PN

*                                         See Item 4 below.

**                                  Based on 33,768,828 shares of Common Stock outstanding as of December 21, 2011, as reported in the Quarterly Report on Form 10-Q for quarterly period ended November 1, 2011 filed by the Issuer on December 22, 2011.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons JWC Fund III Co-Invest, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,399,952*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,399,952*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,399,952*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 66.3%**

12.	Type of Reporting Person (See Instructions) OO

*                                         See Item 4 below.

**                                  Based on 33,768,828 shares of Common Stock outstanding as of December 21, 2011, as reported in the Quarterly Report on Form 10-Q for quarterly period ended November 1, 2011 filed by the Issuer on December 22, 2011.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons J.W. Childs Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,399,952*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,399,952*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,399,952*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 66.3%**

12.	Type of Reporting Person (See Instructions) PN

*                                         See Item 4 below.

**                                  Based on 33,768,828 shares of Common Stock outstanding as of December 21, 2011, as reported in the Quarterly Report on Form 10-Q for quarterly period ended November 1, 2011 filed by the Issuer on December 22, 2011.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons JWC Mattress Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,399,952*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,399,952*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,399,952*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 66.3%**

12.	Type of Reporting Person (See Instructions) OO

*                                         See Item 4 below.

**                                  Based on 33,768,828 shares of Common Stock outstanding as of December 21, 2011, as reported in the Quarterly Report on Form 10-Q for quarterly period ended November 1, 2011 filed by the Issuer on December 22, 2011.

CUSIP No. 57722W 106		13G

1.	Names of Reporting Persons J.W. Childs Associates, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 22,399,952*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 22,399,952*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,399,952*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 66.3%**

12.	Type of Reporting Person (See Instructions) CO

*                                         See Item 4 below.

**                                  Based on 33,768,828 shares of Common Stock outstanding as of December 21, 2011, as reported in the Quarterly Report on Form 10-Q for quarterly period ended November 1, 2011 filed by the Issuer on December 22, 2011.

CUSIP No. 57722W 106	13G

Item 1.
	(a)	Name of Issuer Mattress Firm Holding Corp. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 5815 Gulf Freeway Houston, Texas 77023

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being filed jointly by each of Mattress Holdings, LLC, J.W. Childs Equity Partners III, L.P.,  J.W. Childs Advisors III, L.P., JWC Fund III Co-Invest, LLC, J.W. Childs Associates, L.P., JWC Mattress Holdings, LLC and J.W. Childs Associates, Inc. (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2012, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office for all Reporting Persons is: 1000 Winter Street, Suite 4300 Waltham, MA 02451
	(c)	Citizenship Each Reporting Person is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share
	(e)	CUSIP Number The CUSIP number for the Company’s Common Stock is 57722W 106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 57722W 106	13G

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Mattress Holdings, LLC holds a total of 22,399,952 shares of common stock of the Company. Through JWC Mattress Holdings, LLC, (i) J.W. Childs Equity Partners III, L.P., whose general partner is J.W. Childs Advisors III, L.P., indirectly holds 9,633 Class A Units and 12,753,081 Class C Units of Mattress Holdings, LLC; and (ii) JWC Fund III Co-Invest, LLC, whose managing member is J.W. Childs Associates, L.P., indirectly holds 799 Class A and 657,886 Class C Units of Mattress Holdings, LLC. J.W. Childs Associates, Inc. controls each of J.W. Childs Equity Partners III, L.P. and JWC Fund III Co-Invest, LLC and also manages JWC Mattress Holdings, LLC and, as a result, may be deemed to have indirect beneficial ownership of the securities held by Mattress Holdings, LLC. As Chairman and Chief Executive Officer of J.W. Childs Associates, L.P. and the sole shareholder of J.W. Childs Associates, Inc., John W. Childs may be deemed to have indirect beneficial ownership of the securities held by Mattress Holdings, LLC. The inclusion of any of the foregoing and such securities in this report shall not be deemed an admission of beneficial ownership by any of the foregoing for purposes of Sections 13(d) or 13(g) of the Act, or for any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 57722W 106	13G

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATTRESS HOLDINGS, LLC

By:	/s/ James R. Black
Name: James R. Black
Title: Chief Financial Officer

J.W. CHILDS EQUITY PARTNERS III, L.P.

By:	J.W. Childs Advisors III, L.P., Its General Partner
	By:	J.W. Childs Associates, L.P., Its General Partner
		By:	J.W. Childs Associates, Inc., Its General Partner

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

J.W. CHILDS ADVISORS III, L.P.

By:	J.W. Childs Associates, L.P., Its General Partner
	By:	J.W. Childs Associates, Inc., Its General Partner

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

JWC FUND III CO-INVEST, L.L.C.

By:	J.W. Childs Associates, L.P., Its Manager
	By:	J.W. Childs Associates, Inc., Its General Partner

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

J.W. CHILDS ASSOCIATES, L.P.

By:	J.W. Childs Associates, Inc., Its General Partner

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

JWC MATTRESS HOLDINGS, LLC

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative

J.W. CHILDS ASSOCIATES, INC.

By:	/s/ David A. Fiorentino
Name: David A. Fiorentino
Title: Authorized Representative